[Letterhead of Gross, Kleinhendler, Hodak, Berkman & Co.]

Tel Aviv, July 30, 2007
Our ref:      10108/5502

VIA EDGAR

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Optibase Ltd. Schedule TO-T filed July 6, 2007 Schedule TO-T/A filed July 19, 2007 File No. 005-81571

Dear Mr. Panos:

We enclose herewith, on our client’s behalf, supplemental responses to Comment No. 1 raised by the Staff in its comment letter dated July 21, 2007 with respect to the Schedule TO-T filed by Optibase Ltd. (“Optibase”) on July 6 and Schedule TO-T/A filed on July 19, 2007 and to the further oral comments raised by the Staff in subsequent discussions. Reference in this letter to “the bidder,” “we” and “our” refer to Optibase.

On July 6, 2007, Optibase commenced a tender offer to purchase approximately 5% of the outstanding ordinary shares of Scopus Video Networks Ltd. (“Scopus”) by mailing on that day to holders of outstanding ordinary shares of Scopus. This offer was commenced not based on information provided to the bidder pursuant to request made under Rule 14d-5, but rather was commenced pursuant to other means, as permitted by the Instruction to paragraph (a) of Rule 14d-4. The mailing on the commencement date was made to holders of 99.8% of the outstanding shares of Scopus.

The mailing on the commencement date was solely based on information obtained from the following two sources: (i) information provided to the bidder by the target company prior to the commencement date pursuant to a request made by the bidder under Section 184(2) of the Companies Law of 1999 (“Companies Law”); and (ii) information obtained by the Altman Group, the bidder’s information agent in connection with this tender offer, with respect to holdings of the target company shares held through custodian banks and brokers.

On July 13, 2007, following commencement of the tender offer, Optibase received information from Scopus pursuant to Rule 14d-5. This information was obtained by Optibase for the following two reasons:

1.   To supplement the dissemination made by Optibase on the commencement date. On July 17, 2007, Optibase made a supplemental mailing to those holders that had not been covered by the mailing on the commencement date – to holders of 0.2% of the outstanding shares of Scopus.

2.   To obtain information on the total number of outstanding shares for purposes of Israeli law. Under Israeli law governing special tender offers, Optibase must tender for shares representing no less than 5% of the voting power in Scopus. Typically, public companies traded only on the Tel Aviv Stock Exchange must publicly disclose changes in the number of their outstanding shares. Because the shares of Scopus are listed on an exchange outside of Israel, Scopus is not required to publicly disclose this information. As a result, information with respect to the total number of outstanding shares of Scopus, which is essential for Optibase to determine if it meets the 5% requirement, is not publicly available, and Optibase has had to request this information from Scopus post commencement. Because the applicable Israeli statute for obtaining this information, Section 184(2) of the Companies Law, does not include a deadline by which the target company is required to provide the information, Scopus utilized the request under Rule 14d-5 (which includes a three business day deadline) in order to obtain information on the number of outstanding Scopus shares. Indeed, as a result of the information provided by Scopus showing an increase in the outstanding number of shares, on July 19, 2007, Optibase amended its tender offer to increase the total number of shares of Scopus it seeks to purchase in order to meet the 5% requirement under the Israeli law.

If you have any questions or concerns, please call Perry Wildes, Adv. of this office at 972-3-607-4475 or Shachar Hadar at 972-3-607-4479.

Very truly yours,

/s/ Perry Wildes	/s/ Shachar Hadar

Perry Wildes, Adv.	Dr. Shachar Hadar

cc:	Tom Wyler, Chief Executive Officer, Optibase Ltd.
Amir Philips, Chief Financial Officer, Optibase Ltd.
Adva Bitan, Adv.